Exhibit 99.2

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Notice to Shareholders	2

Interim Condensed Consolidated Statements of Financial Position	3 - 4

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	5 - 6

Interim Condensed Consolidated Statements of Changes in Equity	7

Interim Condensed Consolidated Statements of Cash Flows	8 - 9

Notes to Interim Condensed Consolidated Financial Statements	10 - 25

NOTICE TO SHAREHOLDERS

These unaudited condensed consolidated interim financial statements of IM Cannabis Corp. for the three months ended March 31, 2026, have been prepared by management and approved by the Board of Directors. These unaudited condensed consolidated interim financial statements have not yet been reviewed by the Company’s external auditors.

Under National Instrument 51-102, part 4, sub-section 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company's independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with standards established by the Institute of Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2026	December 31, 2025
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash		$1,004	$2,727
Restricted cash deposit		148	582
Trade receivables		7,167	10,848
Other current assets		4,798	4,316
Inventory	4	2,001	4,268

		15,118	22,741
NON-CURRENT ASSETS:

Investments in affiliate		1,819	1,776
Property, plant and equipment, net		3,636	3,711
Intangible assets, net		772	1,222
Goodwill		2,063	1,885
Right-of-use assets, net		293	401

		8,583	8,995

Total assets		$23,701	$31,736

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2026	December 31, 2025
	Note	(Unaudited)

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Current maturities of operating lease liabilities		$230	$322
Trade payables		8,204	12,055
Other current liabilities		5,197	6,073
Overdraft and credit from bank institutions and others		10,710	14,333
Convertible debentures	5	648	622
Convertible promissory notes	5	2,560	-
Derivative warrants liabilities and prefunded warrants	5	171	601

		27,720	34,006

NON-CURRENT LIABILITIES:
Operating lease liabilities		27	54
Credit from bank institutions and others		785	936
Deferred tax liabilities		293	355

		1,105	1,345

Total liabilities		28,825	35,351

DEFICIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	6

Share capital and premium		270,903	270,518
Capital reserve from share-based payment transactions		475	475
Amount received on account of financial instruments and other		2,168	2,168
Capital reserve from translation differences of foreign operations		(3,380)	(3,842)
Capital reserve from transaction with non-controlling interests		(2,872)	(2,872)
Capital reserve from transaction with controlling shareholder		33	33
Accumulated deficit		(272,378)	(270,210)

Total deficit attributable to shareholders of the Company		(5,051)	(3,730)

Non-controlling interests		(73)	115

Total deficit		(5,124)	(3,615)

Total liabilities and equity		$23,701	$31,736

The accompanying notes are an integral part of the interim condensed consolidated financial statements

Approved by the Board of Directors on May 13, 2026

/s/ Oren Shuster	/s/ Oz Adler
Oren Shuster – CEO & Director	Oz Adler – Chairman of the Board

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2026	2025

Revenues		$8,679	$12,500
Cost of revenues		7,260	9,052

Gross profit		1,419	3,448

General and administrative expenses		1,569	2,009
Selling and marketing expenses		1,526	1,273
Share-based compensation		-	8
Total operating expenses		3,095	3,290

Operating income (loss)		(1,676)	158

Finance expense, net	5	(832)	(12)

Income (loss) before income taxes		(2,508)	146

Income tax benefit		41	29

Net income (loss)		$(2,467)	$175

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2026	2025

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		109	35

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		109	35

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation		464	(191)

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods		464	(191)

Total other comprehensive income (loss)		573	(156)

Total comprehensive income (loss)		$(1,894)	$19

Net income (loss) attributable to:
Equity holders of the Company		(2,277)	275
Non-controlling interests		(190)	(100)

		$(2,467)	$175
Total comprehensive income (loss) attributable to:
Equity holders of the Company		(1,706)	73
Non-controlling interests		(188)	(54)

		$(1,894)	$19
Net income (loss) per share attributable to equity holders of the Company:	8

Basic and diluted income (loss) per share (in CAD)		$(0.38)	$0.09

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Amount received on account of financial instruments and other	Capital reserve from translation difference of foreign operations	Capital reserve from transaction with non-controlling interests	Capital reserve from transaction with main shareholder	Accumulated deficit	Total	Non-controlling interests	Total Shareholders’ equity (deficit)

Balance as of January 1, 2026	$270,518	$475	$2,168	$(3,842)	$(2,872)	$33	$(270,210)	$(3,730)	$115	$(3,615)

Net loss	-	-	-	-	-	-	(2,277)	(2,277)	(190)	(2,467)
Total other comprehensive income (loss)	-	-	-	462	-	-	109	571	2	573

Total comprehensive income (loss)	-	-	-	462	-	-	(2,168)	(1,706)	(188)	(1,894)

Common shares issued upon exercise of Convertible Promissory Notes	385	-	-	-	-	-	-	385	-	385

Balance as of March 31, 2026	$270,903	$475	$2,168	$(3,380)	$(2,872)	$33	$(272,378)	$(5,051)	$(73)	$(5,124)

	Share capital and premium	Reserve from share-based payment transactions	Conversion option for convertible debt	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2025	$265,000	$150	$297	$(1,265)	$(258,939)	$5,243	$(2,097)	$3,146

Net income (Loss)	-	-	-	-	275	275	(100)	175
Total other comprehensive income (loss)	-	-	-	(237)	35	(202)	46	(156)

Total comprehensive income (loss)	-	-	-	(237)	310	73	(54)	19

Share-based compensation	-	8	-	-	-	8	-	8

Balance as of March 31, 2025	$265,000	$158	$297	$(1,502)	$(258,629)	$5,324	$(2,151)	$3,173

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2026	2025
Cash provided by operating activities:

Net income (loss)	$(2,467)	$175
Adjustments for non-cash items:
Fair value adjustment on Warrants, investments and accounts receivable	(430)	(565)
Finance income recorded in respect of Convertible promissory notes	(38)	-
Interest recorded in respect of the convertible debt	26	73
Depreciation of property, plant and equipment	37	46
Amortization of intangible assets	374	338
Depreciation of right-of-use assets	86	79
Finance expenses, net	1,236	504
Deferred tax liability, net	(41)	(40)
Share-based payment	-	8
Finance expenses (income) in respect of settlement with vendors	(484)	36
	766	479
Changes in working capital:
(Increase) decrease in trade receivables	4,065	(3,245)
Increase in other accounts receivable and advances to suppliers	(402)	(1,405)
(Increase) decrease in inventories, net of fair value adjustments	2,367	(2,349)
Increase (decrease) in trade payables	(2,650)	5,270
Increase (decrease) in other accounts payable and accrued expenses	(1,859)	5,544

	1,521	3,815

Taxes paid	(6)	(6)

Net cash provided (used in) in operating activities	(186)	4,463

Cash flows from investing activities:

Purchase of property, plant and equipment	(5)	-
Change in restricted cash	434	-

Net cash used in investing activities	$429	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2026	2025
Cash flow from financing activities:

Proceeds from issuance of convertible promissory notes	1,562	-
Repayment of lease liability	(87)	(68)
Interest paid - lease liability	(8)	(10)
Proceed from (repayment of) bank loan and credit facilities	952	(594)
Cash paid for interest	(215)	(976)
Repayments of discounted checks	(3,137)	(1,224)

Net cash provided (used) by financing activities	(933)	(2,872)

Effect of foreign exchange on cash and cash equivalents	(1,033)	(1,065)

Increase (decrease) in cash and cash equivalents	(1,723)	526
Cash and cash equivalents at the beginning of the period	2,727	863

Cash and cash equivalents at end of the period	$1,004	$1,389

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$-	$159

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1 - GENERAL

a.        Corporate information

IM Cannabis Corp. (the “Company” or “IMCC”) is listed for trading on the Nasdaq Capital Market, commencing from March 1, 2021, under the ticker symbol “IMCC”. IMCC’s principal executive offices is in Kibbutz Glil-Yam, Israel. On June 2, 2025, the common shares of the Company were voluntary delisted from trading on the Canadian Securities Exchange (the “CSE”).

The Company and its subsidiaries (collectively, the “Group”) operate as one reporting segment with geographic operations in Israel and Germany (see also Note 9 below). Most of the Group’s revenue is generated from sales of medical cannabis products to customers in Israel and Germany. The remaining revenue is generated from sales of other products to customers in Israel and Germany.

In Israel, IMCC operates in the field of medical cannabis through several pharmacies and trade houses specializing in medical cannabis pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the “Dangerous Drugs Ordinance”) and the related regulations issued by IMCA.

In Europe, IMCC operates through German-based subsidiary which is an EU-GMP-certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import or export capability with requisite permits.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

Liquidity and capital resources and going concern

The Company devotes substantially all its efforts to commercializing its medical cannabis products, which are expected to require substantial further expenditures. Thus, the Company is raising capital for such purposes. As of March 31, 2026, the Group has cash on hand of $1,152, negative working capital of $12,602 and an accumulated deficit of $272,378. In addition, during the period ended March 31, 2026, the Group had a loss from continuing operations and negative cash flows from continuing operating activities of $2,467 and $186, respectively.

During the periods reported, the Group’s operating expenses included various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditure, of which the Company executed a cost-saving plan, to allow the continuation of its operations and meet its cash obligations. The cost saving plan consisted of cost reduction due to efficiencies and synergies, which primarily include (i) reduction in payroll and headcount, (ii) reduction in compensation paid to key management personnel (including layoffs of key executives), (iii) operational efficiencies and reduced capital expenditures and (iv) establishing new and efficient supply chains to support its activities in the German region. In the periods reported, the Company continued to closely monitor its expenses.

Management plans to finance its operations through (i) sales of its medical cannabis products in Israel through its operations in Germany, including the potential continued benefits resulting from Germany’s legalization of cannabis on April 1, 2024, which facilitated access to medical cannabis prescriptions for patients; provided, however, that the Company is currently evaluating potential strategic alternatives with respect to its German operations, including a potential strategic alternatives, including a potential sale or disposition, which remains subject to further negotiations and execution of definitive agreements, (ii) sales of equity and/or raising debts (including shelf registration statement on Form F-3 that was declared effective on July 11, 2025 by the U.S. Securities and Exchange Commission (“SEC”) and which allows the Company to register up to US$50,000 thousand of certain equity and/or debt securities of the Company through prospectus supplement). However, there is no assurance that additional capital and financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in the required amounts and through (iii) through exploring additional business activities with the goal of enhancing long-term growth opportunities. These plans do not constitute firm commitments and are subject to changes and uncertainties, including but not limited to, market conditions, regulatory developments, and execution risks.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1 - GENERAL (Cont.)

These conditions raise uncertainties that cast significant doubt as to whether the Company will be able to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments relating to recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

Impact of interest rate environment on the Group's business activity

Following macroeconomic developments around the world that have taken place in recent years, there has been an increase in inflation rates in Israel and around the world. As part of the steps taken to curb the rise in prices, central banks around the world, including the Bank of Israel, began to raise the interest rate, mainly between 2022 and 2024.

The increase in the interest rate has a negative impact on the Company due to its liabilities towards bank institutions and others that bear an interest rate at a variable rate.

Financial Statement Condensed format and Figure disclosure

These financial statements have been prepared in a condensed format as of March 31, 2026, and for the three months then ended (the “interim condensed consolidated financial statements”). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2025, and for the year then ended and accompanying notes (the “Annual Financial Statements”).

Impact of the security situation on the Group's business activity

Since October 7, 2023, Israel has been involved in ongoing regional hostilities and security escalations, which have resulted in significant economic and operational disruptions in Israel and the surrounding region. The security situation has adversely affected business activity in Israel, including due to reserve mobilizations, workforce shortages, disruptions to supply chains, limitations on transportation and logistics, fluctuations in foreign exchange and commodity prices, and general market uncertainty.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1 - GENERAL (Cont.)

During 2025 and early 2026, the regional conflict further expanded to include direct hostilities involving Iran and heightened geopolitical tensions in the region. Although temporary ceasefires have periodically been implemented, the situation remains volatile and uncertain.

During the three months ended March 31, 2026, the Company experienced operational disruptions relating to suppliers, imports, logistics, workforce availability and sales activities, which negatively impacted product availability and gross profit during the quarter.

The Company’s management continuously monitors developments in the region and operates in accordance with applicable governmental guidelines. The Company cannot reasonably estimate the ultimate impact of the ongoing regional instability on its business, operations or financial condition.

b.	Approval of consolidated financial statements:

These consolidated financial statements of the Company have been prepared by management using the significant accounting policies described in Note 2 below and were authorized for issue by the board of directors (the “Board”) on May 13, 2026.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1 - GENERAL (Cont.)

c.	Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

US$	-	United States Dollar

NIS	-	New Israeli Shekel

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The accompanying unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the Company's Annual Financial Statements, which have been prepared in accordance with IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 30, 2026. The unaudited interim condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. The interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 “Interim Financial Reporting”. The financial information contained herein is unaudited, however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the period of three months ended March 31, 2026, are not necessarily indicative of the results to be expected for the year ending December 31, 2026, or for any other interim period or for any future period.

b.	Use of estimates in the preparation of financial statements:

The preparation of Company's interim condensed consolidated financial statements in conformity with IFRS Accounting Standards requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenue and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

A.	Convertible promissory notes offering

On January 7, 2026, the Company entered into a Note Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company issued to the Investor (A) a convertible note (the “Note”) in the principal amount of approximately US$1,710 thousand (approximately CAD$2,341) (the “Subscription Amount”), which is convertible into the Company’s common shares, no par value per share, at a purchase price equal to 90% of the Subscription Amount  and (B) a warrant to purchase up to 228,150 common shares (the “Warrant”), which is the number equal to thirty-three and one-third percent (33⅓%) of the Subscription Amount divided by an exercise price of $3.45 per common share. Such transaction closed on January 26, 2026.

In addition, on January 20, 2026, the Company entered into an additional Note Purchase Agreement (the “Additional Purchase Agreement” and, together with the Purchase Agreement, the “Purchase Agreements”) with the Investor, pursuant to which the Company issued to the Investor (A) a convertible note (the “Second Note” and, together with the Note, the “Notes”) in the principal amount of approximately US$704 thousand (approximately $964) (the “Additional Subscription Amount” and, together with the Subscription Amount, the “Subscription Amounts”) which is convertible into the Company’s common shares at a purchase price equal to 90% of the Additional Subscription Amount and (B) a warrant to purchase up to 93,671 Common Shares (the “Additional Warrant” and, with the Warrant, the “Warrants”), which is the number equal to thirty-three and one-third percent (33⅓%) of the Additional Subscription Amount divided by an exercise price of $3.45 per common share. Such transaction closed on January 21, 2026.

Each Note bears an interest rate of 8.0% per annum accruing from the closing date of each of the transactions described above, as applicable, (which shall increase to 14.0% upon the occurrence of an Event of Default, as defined in the Notes) (the “Interest” and, together with the Subscription Amounts, the “Conversion Amount”). The Conversion Amount is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of the Company’s common shares upon conversion of the Conversion Amount in accordance with their terms.

The number of common shares issuable upon any conversion of the Conversion Amount is determined by dividing the applicable conversion amount by the conversion price. The conversion price is equal to the lower of (i) the Fixed Price, as defined in each of the Notes, or (ii) 90% of the lowest daily volume-weighted average price of the common shares during the 20 consecutive trading days immediately preceding the conversion date, (the “Variable Price”), provided, however, that the Variable Price will not be lower than the Floor Price, as defined in each of the Notes. The Fixed Price in the Note and in the Second Note is $0.29 and $1.38, respectively. The Floor Price in the Note and in the Second Note are $0.29 and $0.275, respectively.

The Notes include customary limitations on conversion, including a beneficial ownership cap of 4.99% of the outstanding common shares following the conversion.

The Warrants entitle their holder to purchase one Common Share (each, a “Warrant Share”) at an exercise price of $3.45 per Warrant Share. The Warrants are exercisable immediately upon their issuance date, or January 21, 2026, for a period of 5 years, or until January 21, 2031. If the Warrants are not exercised by their applicable expiry date, the Warrants will expire and be of no further force or effect. The Warrants and the Warrant Shares may not be traded for a period of four months, unless permitted under applicable securities legislation.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

The Purchase Agreements include customary representations, warranties and covenants of the Company and the Investor, including the Company’s obligation to reserve sufficient common shares for issuance upon conversion of the Notes and to file a resale registration statement on Form F-3 (the “Registration Statement”) with the SEC providing for the resale by the Investor of the Common Shares issuable upon conversion of the Notes no later than within 30 trading days of each of the Purchase Agreement and the Additional Purchase Agreement. The Company has also agreed to use commercially reasonable efforts to cause such Registration Statement to become effective as soon as possible, but in no event later than the date which shall be the earlier of: (x) (i) in the event that the Registration Statement is not subject to a full review by the SEC, 60 calendar days after the closing date of each of the transactions described above, as applicable, or (ii) in the event that the Registration Statement is subject to a full review by the SEC, 90 calendar days after the closing date of each of the transactions described above, as applicable, and (y) the 5th business day after the date on which the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review. On February 11, 2026, the Registration Statement was declared effective by the SEC.

In March 2026, the Company issued 328,511 common shares to the Investor with respect to conversion of a portion of the Notes in the amount of US$181 (approximately CAD$248) at an average exercise price of US$0.55212 per share (see also note 6 below).

B.	Credit from bank institution and others

From time to time, in the normal course of business, the Company enters into financing transactions with non-financial institutions under which the Company receives loans that bear an interest at a fixed rate which shall be repaid together with the principal amount over a limited period (mainly short-term) as defined in each loan agreement. When loans received from related parties are considered as free interest loans or loans with reduced interest which do not represent the Company's applicable rate of risk, the difference between cash received and fair value of the loans is accounted for as a capital contribution from a main shareholder.

From time to time, in the normal course of business, the Company enters into financing transactions with non-banking credit services entities under which the Company receives short-term loans that are guaranteed by certain identified outstanding unpaid invoices of certain customers (the “Selected Trade Receivables”). As it was determined that the Company has retained substantially all the risks and rewards of ownership of the Selected Trade Receivables, the Company continues to recognize the Selected Trade Receivables in their entirety and recognizes financial liability for consideration received as short-term loans.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 - SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

C.	Settlement agreements

On November 17, 2023, the Company received a copy of the 35 Oak Statement of Claim that was filed in the ONSC by 35 Oak Holdings Ltd., MW Investments Ltd., 35 Oak Street Developments Ltd., Michael Wiener, Kevin Weiner, William Weiner, Lily Ann Goldstein-Weiner, in their capacity as trustees of the Weiner Family Foundation (collectively the "MYM Shareholder Plaintiffs") against us and our Board and officers, (collectively, the "MYM Defendants").

MYM Shareholder Plaintiffs claimed that the MYM Defendants made misrepresentations in its disclosures prior to the Company’s transaction with MYM in 2021, as well as oral misrepresentations. The MYM Shareholder Plaintiffs claimed damages that amount to approximately $15,000 and aggravated, exemplary and punitive damages in the amount of $1,000.

The Company, together with some of the MYM Defendants brought, on February 22, 2024, a preliminary motion to strike out several significant parts of the claim. Following prolonged discussions and negotiations with the plaintiffs, the MYM Shareholder Plaintiffs narrowed their claim, provided further particulars of it, and agreed to resolve the motion on consent. The Plaintiffs have agreed to discontinue or dismiss their claims against a number of the individual defendants. Their claim will only continue against IM Cannabis, MYM Neutraceuicals Inc., Michael Ruscetta, and Howard Stienberg.

The Company delivered a Statement of Defense on March 23, 2026, as did Messrs. Steinberg and Ruscetta.

On December 31, 2025, the Board approved the Company to enter into a settlement agreement pursuant to which the Company shall pay a total amount of $90 to MYM Shareholder Plaintiffs as settlement of the motion to strike out several significant parts of the claim. Following prolonged discussions and negotiations, the MYM Shareholder Plaintiffs narrowed their claim and agreed to resolve the motion on consent.

In January 2026, a settlement agreement has been executed and the settlement amount $90was paid.

Additionally, on December 31, 2025, the Board approved the Company to enter into a settlement agreement under which the Company shall pay a total amount of $420 to service provider for certain legal services rendered in previous periods as full and final payment of all outstanding accounts, fees, disbursements and interest.

In January 2026, a settlement agreement has been executed and the payment amount of $420 was paid.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4:- INVENTORIES

The following is a breakdown of inventory as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Work in progress:
Bulk cannabis	$280	$326
Finished goods:
Packaged dried cannabis	1,671	3,709
Other products	50	233

	$2,001	$4,268

During the three months ended March 31, 2026 and 2025, inventory expensed to cost of goods sold of cannabis products was $6,966 and $8,793.

Cost of revenues in three month period ended March 31, 2026 and 2025, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 5:- FINANCIAL INSTRUMENTS

A.	Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Liability for Warrants (*) Liability for Convertible Promissory Notes (**) Investment in Xinteza	Black & Scholes model (Level 3 category) Monte Carlo model (Level 3 category) Market comparable (Level 3 category)

Management believes that the carrying amount of cash, trade receivables, other current assets, trade payables, bank loans and credit facility and other current liabilities, approximate their fair value due to the short-term maturities of these instruments.

(*)	Finance (income) expense from revaluation of warrants measured at fair value, for the three months ended March 31, 2026 and 2025, amounted to $(430) and $(565), respectively.

The Warrants fair value as of March 31, 2026 was measured using the Black & Scholes model with the following key assumptions:

	Issue date
	Series 2024	Series 2023	Series 2021

Expected volatility	105.35%	77.65%	77.6%
Share price (Canadian Dollar)	0.52	0.52	0.52
Expected life (in years)	4.339	0.123	0.123
Risk-free interest rate	3.03%	3.74%	.74%
Expected dividend yield	0%	0%	0%

Per warrant	$0.23	$0	$0
Total warrants fair value (in thousands)	$171	$0	$0

(**) Finance (income) expense from revaluation of Convertible Promissory Notes measured at fair value, for the three months ended March 31, 2026 and 2025, amounted to $(38) and $nil, respectively.

For more information regarding the Convertible Promissory Notes granted see also Note 3A above.

B.	On May 26, 2024, the Company closed a non-brokered private placement offering of Debentures of the Company. The Debentures fair value for the issuance date was measured using 16.55% IRR and was summarized to $1,795 of Convertible Debt and $297 of conversion option for Convertible Debt.

Finance (income) expense in respect of the Convertible Debt for the three months ended March 31, 2026, and 2025, amounted to $26 and $73, respectively.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 6:- EQUITY

a.	Composition of share capital:

	March 31,		December 31,
	2026		2025
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	6,223,323	Unlimited	5,894,812

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

b.	Capital issuances:

As mentioned in Note 3A above, in March 2026, the Company issued 328,511 common shares to the Investor in respect of a conversion of a portion of the Notes in the amount of US$181 (approximately $248) at an average exercise price of US$0.55212 per share.

c.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2026	5,894,812

Issuance of Common Shares	328,511

Balance as of March 31, 2026	6,223,323

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Three months ended March 31, 2026
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	28,768	$7.60

Options forfeited during the period	(499)	3.05

Options outstanding at the end of the period	28,269	$7.68

Options exercisable at the end of the period	28,267	$7.68

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 7:- SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Three months ended March 31,
	2026	2025
Salaries and related expenses	$1,228	$1,346
Depreciation and amortization	$497	$463

NOTE 8:- NET LOSS PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Three months ended March 31,
	2026		2025
	Weighted average number of shares (in thousands)	Net income (loss) attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net income (loss) attributable to equity holders of the Company

For the computation of basic net earnings	5,929	$(2,277)	3,085	$275

Effect of potential dilutive Common Shares	-	-	-	-

For the computation of diluted net earnings	5,929	$(2,277)	3,085	$275

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 9:- OPERATING SEGMENTS

a.	Reporting operating segments:

Since inception date, the operation of the Group has been conducted through one operating segment, (i.e., sales of medical cannabis products and other products) to customers through certain geographical areas (i.e. Israel and Germany).

Three months ended March 31, 2026:

	Israel	Germany	Adjustments	Total

Revenue	$4,401	$4,278	$-	$8,679

Segment gain (loss)	$(575)	$(720)	$-	$(1,295)

Unallocated corporate expenses			$(381)	$(381)

Total operating income				$(1,676)

Depreciation, amortization and impairment	$442	$55	$-	$497

Three months ended March 31, 2025:

	Israel	Germany	Adjustments	Total

Revenue	$4,795	$7,705	$-	$12,500

Segment gain (loss)	$111	$577	$-	$688

Unallocated corporate expenses			$(530)	$(530)

Total operating income				$158

Depreciation, amortization and impairment	$439	$24	$-	$463

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 10:- SUBSEQUENT EVENTS

a.	On April 6, 2026, the Company entered into a Note Purchase Agreement (the “April 2026 Purchase Agreement”) with the Investor, pursuant to which the Company issued to the Investor (A) a convertible note (the “April 2026 Note”) in the principal amount of approximately US$250 thousand (approximately $340) (the “April 2026 Note’s Subscription Amount”), which is convertible into the Company’s common shares, no par value per share, at a purchase price equal to 90% of the April 2026 Note’s Subscription Amount and (B) a warrant to purchase up to 272,861 common shares (the “April 2026 Warrant”), which is the number equal to thirty-three and one-third percent 33⅓% of the April 2026 Note’s Subscription Amount divided by an exercise price of $0.47 per common share. Such transaction closed on April 6, 2026.

The April 2026 Note bears an interest rate of eight percent (8.0%) per annum accruing from its closing date (which shall increase to fourteen percent (14.0%) upon the occurrence of an Event of Default (as defined in the April 2026 Note). The April 2026 Note is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of Common Shares upon conversion of the Note in accordance with its terms.

The number of common shares issuable upon any conversion of the principal amount under the April 2026 Note is determined by dividing the applicable conversion amount by its conversion price. The conversion price of the April 2026 Note is equal to the lower of (i) the fixed price, as defined in the April 2026 Note, or (ii) its variable price, which equals to ninety percent (90%) of the lowest daily volume-weighted average price of the common shares during the twenty (20) consecutive trading days immediately preceding the conversion date, provided, however, that such variable price will not be lower than the floor price, as defined in the April 2026 Note. The fixed price set in the April 2026 Note is $0.339. The floor price set in the April 2026 Note is $0.07. No fractional common shares will be issued upon conversion, and any fractional amount will be rounded to the nearest $0.0001. Any fractional common shares will be rounded down to the nearest whole share.

The April 2026 Warrant entitles its holder to purchase one common share (each, a “warrant share”) at an exercise price of $0.47 per such warrant share. The April 2026 Warrant became exercisable immediately upon its issuance date, April 6, 2026, and will be exercisable for a period of five (5) years, until April 6, 2031. If the Warrant is not exercised by its termination date, April 6, 2031, the April 2026 Warrant will expire and be of no further force or effect. The April 2026 Warrant and the warrant shares may not be traded for a period of four (4) months, unless permitted under applicable securities legislation.

The April 2026 Note includes customary limitations on conversion, including a beneficial ownership cap of 4.99% of the outstanding Common Shares after giving effect to such conversion.

The April 2026 Purchase Agreement include customary representations, warranties and covenants of the Company and the Investor, including the Company’s obligation to reserve sufficient Common Shares for issuance upon conversion of the Notes and to file a resale Registration Statement with the SEC providing for the resale by the Investor of the common shares and the warrant shares issuable upon conversion of the April 2026 Note within thirty (30) trading days after the applicable closing date. The Company has also agreed to use commercially reasonable efforts to cause the Registration Statement to become effective as soon as possible, but in no event later than the date which shall be the earlier of: (x) in the event that the Registration Statement is not subject to a full review by the SEC, sixty (60) calendar days after the applicable closing date, or in the event that the Registration Statement is subject to a full review by the SEC, ninety (90) calendar days after the applicable closing date, and (y) the fifth (5th) business day after the date on which the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 10:- SUBSEQUENT EVENTS (Cont.)

b.	On May 7, 2026, entered into a Note Purchase Agreement (the “May 2026 Purchase Agreement”) with the Investor, pursuant to which the Company issued to the Investor (A) a convertible note (the “May 2026 Note”) in the principal amount of US$300,000 (the “May 2026 Subscription Amount”), which is convertible into the Company’s common shares, no par value per share, at a purchase price equal to ninety percent (90%) of the May 2026 Subscription Amount; and (B) a warrant to purchase up to 1,127,820 Common Shares (the “May 2026 Warrant”), equal to a number of common shares determined by one hundred percent (100%) of the May 2026 Subscription Amount divided by an exercise price of $0.36 per common share. Such offering closed on May 7, 2026. The Company intends to use the net proceeds of US$270,000 received from such offering for general corporate purposes.

The May 2026 Note bears an interest rate of eight percent (8.0%) per annum accruing from its closing date (which shall increase to fourteen percent (14.0%) upon the occurrence of an Event of Default (as defined in the May 2026 Note). The May 2026 Note is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of common shares upon conversion of the May 2026 Note in accordance with its terms.

The number of common shares issuable upon any conversion of the principal amount under the May 2026 Note is determined by dividing the applicable conversion amount by its conversion price. The conversion price is equal to the lower of (i) the fixed price, as defined in the May 2026 Note, or (ii) its variable price which equals to ninety percent (90%) of the lowest daily volume-weighted average price of the common shares during the twenty (20) consecutive trading days immediately preceding the conversion date, provided, however, that such variable price will not be lower than the floor price, as defined in the May 2026 Note. The fixed price set in the May 2026 Note is $0.266. The floor price set in the Note $0.05. No fractional common shares will be issued upon conversion, and any fractional amount will be rounded to the nearest $0.0001. Any fractional common shares will be rounded down to the nearest whole share.

The May 2026 Warrant entitles its holder to purchase one common share (each, a warrant share) at an exercise price of $0.36 per warrant share. The May 2026 Warrant became exercisable immediately upon its issuance date, May7, 2026, and will be exercisable for a period of five (5) years, until May 7, 2031. If the Warrant is not exercised by its termination date, May 7, 2031, the May 2026 Warrant will expire and be of no further force or effect. The May 2026 Warrant and the warrant shares may not be traded for a period of four (4) months, unless permitted under applicable securities legislation.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 10:- SUBSEQUENT EVENTS (Cont.)

The May 2026 Note includes customary limitations on conversion, including a beneficial ownership cap of 4.99% of the outstanding common shares after giving effect to such conversion.

The May 2026 Purchase Agreement include customary representations, warranties and covenants of the Company and the Investor, including the Company’s obligation to reserve sufficient common shares for issuance upon conversion of the May 2026 Notes and to file a resale Registration Statement with the SEC providing for the resale by the Investor of the common shares and the warrant shares issuable upon conversion of the May 2026 Note within thirty (30) trading days after the applicable closing date. The Company has also agreed to use commercially reasonable efforts to cause the Registration Statement to become effective as soon as possible, but in no event later than the date which shall be the earlier of: (x) in the event that the Registration Statement is not subject to a full review by the SEC, sixty (60) calendar days after the applicable closing date , or in the event that the Registration Statement is subject to a full review by the SEC, ninety (90) calendar days after the applicable closing date, and (y) the fifth (5th) business day after the date on which the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review.

c.	On April, 2026, IMC Holdings entered into a loan agreement with the Company's Chief Executive Officer and main shareholder, in the amount of NIS 725 thousand (approximately $333) which bears fixed annual interest at the rate prescribed by the Income Tax Regulations for determining the interest rate under Section 3(i) of the Income Tax Ordinance and shall be repaid by August, 2026.

d.	On April, 2026, IMC Holdings entered into loan agreements with a relative of one of the Company's main shareholders, in total amount of NIS 1,250 thousand (approximately $573). As of the date of this report the loan terms have not yet been set.

e.	During the period between April 1 to May 13, 2026, the Company issued 2,793,216 common shares in respect of conversion of convertible notes in the amount of US$839 (approximately $1,141) at an average exercise price of US$0.3004 per share.

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